UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Jack Creek Investment Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G4989X115

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4989X115	Schedule 13G

1	Name of Reporting Person JCIC Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 8,550,000(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,550,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,550,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 19.9%(2)
12	Type of Reporting Person OO

(1)

Consists of 8,550,000 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of Jack Creek Investment Corp. (the “Issuer”) acquirable upon conversion of 8,550,000 Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”) of the Issuer.

(2)

Based on 43,050,000 Class A ordinary shares outstanding, which is the sum of (i) 34,500,000 Class A ordinary shares outstanding as of January 7,2022 as reported by the Issuer in the Amendment No. 1 to its Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission (“SEC”) for the period ended September 30, 2021 (the “Quarterly Report”), and (ii) 8,550,000 Class A ordinary shares issuable upon the conversion of 8,550,000 Class B ordinary shares.

CUSIP No. G4989X115	Schedule 13G

1	Names of Reporting Persons KSH Capital LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 8,550,000(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,550,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,550,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 19.9%(2)
12	Type of Reporting Person PN

(1)	Represents securities directly owned by JCIC Sponsor LLC.
(2)

Based on 43,050,000 Class A ordinary shares outstanding, which is the sum of (i) 34,500,000 Class A ordinary shares outstanding as of January 7, 2022, as reported by the Issuer in the Quarterly Report, and (ii) 8,550,000 Class A ordinary shares issuable upon the conversion of 8,550,000 Class B ordinary shares.

CUSIP No. G4989X115	Schedule 13G

1	Names of Reporting Persons Jeffrey E. Kelter
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 8,550,000(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,550,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,550,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 19.9%(2)
12	Type of Reporting Person IN

(1)	Represents securities directly owned by JCIC Sponsor LLC.
(2)

Based on 43,050,000 Class A ordinary shares outstanding, which is the sum of (i) 34,500,000 Class A ordinary shares outstanding as of January 7, 2022, as reported by the Issuer in the Quarterly Report, and (ii) 8,550,000 Class A ordinary shares issuable upon the conversion of 8,550,000 Class B ordinary shares.

CUSIP No. G4989X115	Schedule 13G

1	Names of Reporting Persons Robert F. Savage
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 8,550,000(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,550,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,550,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 19.9%(2)
12	Type of Reporting Person IN

(1)	Represents securities directly owned by JCIC Sponsor LLC.
(2)

Based on 43,050,000 Class A ordinary shares outstanding, which is the sum of (i) 34,500,000 Class A ordinary shares outstanding as of January 7, 2022, as reported by the Issuer in the Quarterly Report, and (ii) 8,550,000 Class A ordinary shares issuable upon the conversion of 8,550,000 Class B ordinary shares.

CUSIP No. G4989X115	Schedule 13G

1	Names of Reporting Persons Thomas Jermoluk
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 8,550,000(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,550,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,550,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 19.9%(2)
12	Type of Reporting Person IN

(1)	Represents securities directly owned by JCIC Sponsor LLC.
(2)

Based on 43,050,000 Class A ordinary shares outstanding, which is the sum of (i) 34,500,000 Class A ordinary shares outstanding as of January 7, 2022, as reported by the Issuer in the Quarterly Report, and (ii) 8,550,000 Class A ordinary shares issuable upon the conversion of 8,550,000 Class B ordinary shares.

Item 1(a).	Name of Issuer:

Jack Creek Investment Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

386 Park Avenue South, FL 20

New York, NY 10016

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of JCIC Sponsor LLC (the “Sponsor”), KSH Capital LP, Jeffrey E. Kelter, Robert F. Savage and Thomas Jermoluk (collectively, the “Reporting Persons”).

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is as follows:

386 Park Avenue South, FL 20

New York, NY 10016

Item 2(c).	Citizenship:

See responses to row 4 on the cover page for each Reporting Person.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

G4989X115

Item 3.	Not applicable.

Item 4.	Ownership

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of the cover pages which relate to the beneficial ownership of the Class A ordinary shares, as of December 31, 2021, are incorporated herein by reference.

The Sponsor directly owns 8,550,000 Class B ordinary shares, which are convertible into an equal number of Class A ordinary shares, representing 19.9% of the Issuer’s outstanding shares. See “Description of Securities – Founder Shares” in the Issuer’s Final Prospectus on Form 424(b)(4) (File No. 333-248951), as filed with the Securities and Exchange Commission on January 25, 2021, for more information. KSH Capital LP is the manager of the Sponsor. Each of Jeffrey E. Kelter, Robert F. Savage and Thomas Jermoluk indirectly own an approximately 30% interest in Sponsor and, pursuant to the Sponsor’s operating agreement, through their investment vehicles have a consent right over the Sponsor’s investments, including voting and investment discretion with respect to the Class B Ordinary Shares held of record by the Sponsor. As a result of this relationship, the Reporting Persons may be deemed to have or share beneficial ownership of the securities directly held by the Sponsor.

This Schedule 13G excludes 9,400,000 Class A ordinary shares issuable upon the exercise of 9,400,000 private placement warrants held by the Sponsor. Each private placement warrant becomes exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on (i) 34,500,000 Class A ordinary shares outstanding as of January 7, 2022, as reported by the Issuer in the Quarterly Report and (ii) 8,550,000 Class B ordinary shares (assumes conversion of all Class B ordinary shares into Class A ordinary shares).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances, partners or members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A ordinary shares owned by such Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

JCIC Sponsor LLC, by its Manager KSH Capital LP, Acting by its General Partner, KSH Capital GP LLC

By:	/s/ Robert F. Savage
Name:	Robert F. Savage
Title:	President

KSH Capital LP

By:	/s/ Robert F. Savage
Name:	Robert F. Savage
Title:	President

Jeffrey E. Kelter

By:	/s/ Jeffrey E. Kelter

Robert F. Savage

By:	/s/ Robert F. Savage

Thomas Jermoluk

By:	/s/ Thomas Jermoluk

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons